EXHIBIT 99.4

Management Report on Internal Control over

the Servicing of Securitized Credit Card Receivables

Management of Fleet Bank (RI), National Association ("Fleet") is responsible for establishing and maintaining effective internal control over the servicing of securitized credit card receivables, which is designed to provide reasonable assurance regarding the proper servicing of securitized credit card receivables. The internal control system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to the servicing of securitized credit card receivables. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management of Fleet assessed its internal control over the servicing of securitized credit card receivables as of December 31, 2003 in relation to the criteria for effective internal control established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2003, Fleet maintained effective internal control over the servicing of securitized credit card receivables.

January 26, 2004

/s/ PATRICK J. COLL

Patrick J. Coll
Chairman and Chief Executive Officer
Fleet Bank (RI), National Association

/s/ PAUL V. STAHLIN

Paul V. Stahlin
Executive Vice President and Chief Financial Officer
Fleet Bank (RI), National Association

/s/ JEFFREY A. LIPSON

Jeffrey A. Lipson
Vice President
Fleet Bank (RI), National Association